Prudential Investment Portfolios 5
655 Broad Street
Newark, New Jersey 07102

September 12, 2017

VIA EDGAR SUBMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Sumeera Younis

Re:       Prudential Investment Portfolios 5: Form N-1A

Post-Effective Amendment No. 51 to the Registration

Statement under the Securities Act of 1933;

Amendment No. 51 to the Registration Statement under

the Investment Company Act of 1940

Securities Act Registration No. 333-82621

Investment Company Act No. 811-09439

Dear Ms. Younis:

We filed through EDGAR on June 29, 2017 on behalf of Prudential Investment Portfolios 5 (the “Trust” or the “Registrant”) Post-Effective Amendment No. 48 (the “Registration Statement”) to the Registrant’s Registration Statement on Form N-1A under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 48 to the Registrant’s Registration Statement under the Investment Company Act of 1940, as amended (the “1940 Act”). The Registration Statement was filed pursuant to Rule 485(a)(2) under the 1933 Act solely for the purpose of adding the Prudential 60/40 Allocation Fund (the “Fund”) as a new series of the Trust.

This letter is intended to respond to the comments on the Registration Statement that Kathryn Hinke, of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”), conveyed by telephone to Diana Huffman on August 15, 2017. For your convenience, a summary of the Staff’s comments is included herein and the Fund’s responses are keyed accordingly, as set forth below. Any changes made in response to the Staff’s comments will be reflected in Post-Effective Amendment No. 51 (the “Amendment”) to the Registrant’s Registration Statement to be filed on or about September 12, 2017 pursuant to Rule 485(b) under the 1933 Act with immediate effectiveness. Capitalized terms not otherwise defined herein have the meanings given them in the Amendment. Page numbers referenced herein are those set forth in the Registration Statement.

General Comments

1.	Comment

The Staff reminds you that the Registrant and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Response: The Registrant acknowledges this comment.

2.	Comment

Please confirm and update all bracketed items and fill in any blanks.

Response

The requested changes have been made.

3.	Comment

Please respond to all comments in writing and filed on EDGAR. Please file the response separately and in advance of the Amendment.

Response

We have responded to all comments in writing and filed as a correspondence filing on EDGAR.

PROSPECTUS

Investments, Risks and Performance—Principal Risks

4.	Comment

Please list each of Credit Risk, Market Risk and Interest Rate Risk as separate principal risks.

Response

The requested change has been made.

5.	Comment

In Fixed Income Risk, please create a separate risk factor for junk bonds risk.

Response

The requested change has been made.

MORE INFORMATION ABOUT THE FUND’S PRINCIPAL AND NON-PRINCIPAL INVESTMENT STRATEGIES, INVESTMENTS AND RISKS

Investments and Investment Strategies

6.	Comment
(a)	Please clarify which strategies are principal versus non-principal strategies of the Fund.
(b)	Please ensure that all principal strategies listed in the Statutory Prospectus are also listed in the Summary Prospectus.

Response

(a)	The Registrant confirms that it has reviewed the disclosures and revised them as necessary.

(b)	The Registrant confirms that all principal strategies for the Fund are listed in the Summary Prospectus.

7.	Comment

In the last sentence of the Fund’s investment strategies, there is a statement that “The Fund’s investment policies that are not fundamental may be changed from time to time without shareholder approval.” Please disclose in the Prospectus which policies of the Fund are not fundamental.

Response

The Registrant confirms that all the Fund’s investment policies that are non-fundamental and that are considered to be principal are disclosed in the Prospectus. The SAI discloses the Fund’s fundamental investment policies.

Risks of Investing in the Fund

8.	Comment

Please review and clarify as necessary which risk factors are principal versus non-principal risks of the Fund, and ensure that there is a principal risk factor that corresponds to each principal strategy.

Response

The Registrant confirms that it has reviewed the disclosures and revised them as necessary. The Registrant has reviewed the Prospectus and confirms that there is a principal risk factor that corresponds to each principal strategy for the Fund.

HOW TO BUY, SELL AND EXCHANGE FUND SHARES

9.	Comment

In the discussion regarding choosing a share class, please distinguish between the eligibility characteristics for each of the three share classes.

Response

As discussed, this comment is no longer applicable, as the Fund will only offer Class R6 shares upon launch.

How the Fund Pays for Shares You Have Sold

10.	Comment

In this section of the Prospectus, there is the statement that “In certain circumstances the Fund reserves the right to pay for sold shares by giving you securities from the Fund’s portfolio.” Please clarify what these circumstances may be.

Response

The section following this section, which is entitled “Redemption In Kind,” explains that if the sales of Fund shares that an investor makes during any 90-day period reach the lesser of $250,000 or 1% of the value of the Fund’s net assets, the Fund reserves the right to pay redemption proceeds by giving that investor shares of underlying funds (i.e., securities).

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Any questions or comments concerning the above may be communicated to Diana Huffman at (973) 367-8982.

Sincerely,

/s/ Diana Huffman

Diana Huffman

Vice President & Corporate Counsel